UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

Kenvue Inc.
 (Exact name of the registrant as specified in its charter)

Delaware	001-41697	88-1032011
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Kenvue Way Summit, New Jersey	07901
(Address of principal executive offices)	(Zip Code)

Meredith Stevens, (908) 874-1200

(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☑    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Kenvue, Inc. (together with its consolidated subsidiaries, “Kenvue”, “Company”, “we”, or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: https://investors.kenvue.com.
 The Rule generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under the Rule regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).
Kenvue is a global leader at the intersection of healthcare and consumer goods and the world’s largest pure-play consumer health company by revenue with $15.5 billion in Net sales in the fiscal year 2024. Our portfolio includes Self Care, Skin Health and Beauty, and Essential Health products. Our in-house manufacturing footprint delivered over 60% of our sales volume in 2024, with the remaining sales volume being supplied by an extensive global network of external manufacturing facilities (EMs) operated by third-party manufacturers.
Pursuant to the Rule, we conducted in good faith a technical review of Kenvue’s products and surveyed our suppliers and EMs for the calendar year 2024 to determine whether 3TGs were present in our products. Based on this survey, we identified three (3) EMs (the “Covered EMs”) that supplied materials or products containing 3TGs to Kenvue, where such materials or products were as applicable included in products manufactured by Kenvue or contracted to be manufactured for Kenvue and 3TGs were necessary to the functionality or production of such materials or products. These products fell into the category of one electronic device, an RFID smart label for one product, and one formulated product that contains gold.
Reasonable Country of Origin Inquiry
For those materials or products that contain 3TGs, we conducted in good faith a reasonable country of origin inquiry to determine whether any 3TG necessary to the functionality or production of these materials or products (i) originated in the covered countries or (ii) was not from recycled or scrap sources. For any materials or products containing 3TGs, Kenvue conducted direct outreach to the Covered EMs to gather information regarding the presence and sourcing of 3TG in its products manufactured during the Reporting Period.
Each of the 3 Covered EMs provided a completed Conflict Minerals Reporting Template published by the Responsible Minerals Initiative (“CMRT”). In their completed CMRTs, all of the Covered EMs confirmed that the 3TGs were not sourced from the covered countries for the materials or products supplied to Kenvue.
Based on the reasonable country of origin inquiry described above, Kenvue has no reason to believe that any of the 3TGs contained in our products manufactured during the Reporting Period, that are within the scope of the Rule, originated in the covered countries or were not from recycled or scrap sources.
Item 1.02 Exhibit
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KENVUE INC.
Date: June 2, 2025	By:	/s/ Meredith Stevens
		Name: Title:	Meredith Stevens Chief Operations Officer